Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Six Months Ended
	June 30,

(Dollars in millions)	2016	2015
Income before income taxes	$1,632	$1,790
Adjustments:
Income from equity investees, net of distributions	2	11
Loss attributable to noncontrolling interests	12	6
Income before income taxes, as adjusted	$1,646	$1,807
Fixed charges included in income:
Interest expense	$125	$128
Interest portion of rental expense	24	26
Interest credited to contractholders	1	1
Total fixed charges included in income	$150	$155
Income available for fixed charges	$1,796	$1,962
RATIO OF EARNINGS TO FIXED CHARGES:	12.0	12.7